November 10, 2009

Correspondence Filing via EDGAR

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cass Information Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 File No. 333-44497

Dear Mr. Owings:

On behalf of Cass Information Systems, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as required by your letter of October 28, 2009 to the undersigned. Our responses are numbered to correspond with the numbered comments contained in the October 28, 2009 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Balance Sheets, page 28

1.	We note your response to comment seven of our letter dated September 15, 2009. We read your response in which you stated, “[a]ccounts and drafts payable are generated when the Company receives payment from the Customer.” Please address the following:

•	We assume you are investing the cash remitted by your customers in the available-for-sale portfolio prior to submitting payment to the vendors. If our assumption is not correct, please explain.

•

Please explain to us why the accounts and drafts payable balance as of December 31, 2008 was significantly in excess of your cash and available-for-sale balances. In this regard, please explain to us if the cash remitted to you from your customers is being utilized to make loans within your Commercial Banking Operations. If so, please explain to us if there are any regulatory or customer contract concerns over the use of customer funds to make loans as opposed to satisfying your accounts and drafts payable liability.

H. Christopher Owings

November 10, 2009

Response:

Accounts and drafts payable along with bank deposits are the two primary funding sources for the Company. The funds generated are invested in overnight investments (i.e., cash and cash equivalents), available-for-sale securities, and loans. In this regard, a portion, but not necessarily all, of the funds received and recorded as accounts and drafts payable is invested in the available-for-sale securities portfolio prior to submitting payment to the vendors.

A primary goal of the Company is to ensure its safety and soundness, as well as that of its subsidiaries, through its investment practices as they relate to investing both customer deposits generated through the banking services business and customer funds generated through the payment and information processing business. This includes a disciplined and conservative approach to maintaining the credit quality of all investments and loans. It also includes disciplined liquidity management which ensures that funds are available to fulfill all payment obligations relating to invoices processed as they become due, meet depositor withdrawal requests and borrower credit demands. A secondary goal is to maximize the net interest income generated from the Company’s earning assets. Accordingly, the mix of earning assets can vary over time depending on a number of factors, including the overall level of interest rates. For example, when a low interest rate environment is encountered, the Company will tend to reduce relatively low rate short-term assets (i.e., overnight investments) and increase relatively high rate longer term assets (i.e., securities and loans). With these goals in mind, accounts and drafts payable may, from time to time, exceed the total of cash and cash equivalents and available-for-sale securities. Additionally, some of the funds received and recorded as accounts and drafts payable may be utilized to fund loans.

As for regulatory concerns, the Company is a bank holding company and, as such, is subject to all applicable bank holding company and banking laws and regulations (“Regulations”). Among many other banking issues, these Regulations cover the allowable investment, credit quality, and liquidity concerns discussed in the previous paragraphs. Furthermore, the Company is subject to regular examination by various federal and state agencies. Determining compliance with all Regulations is a primary focus of such examinations. Accordingly, based upon management’s understanding of the Regulations, and the results of many years of regulatory examination, the Company is in compliance with the Regulations in all material respects.

The contracts between the Company and its customers do not specify the allowable investments for funds held by the Company pending payment to the customers’ vendors. However, these contracts do commit the Company to make payments to the vendors in accordance with the applicable payment terms. The Company has been and continues to be in compliance with the contracts between the Company and its customers due to the investment management practices described in the previous paragraphs. Accordingly, there are no customer contract concerns over the use of customer funds to make loans.

H. Christopher Owings

November 10, 2009

Note 18 – Industry Segment Information, page 49

2.	We note your response to comment 10 of our letter dated September 15, 2009. We assume the sale of loans from your Banking Services segment to your Information Services Segment is at book value. If not, then please explain. Further, please explain if there are any regulatory concerns or restrictions associated with the sale of such loans to your Information Services Segment. Please clarify if the sold loans no longer support your deposit liability. Lastly, explain to us what consideration was given to separately classifying the Information Services loans on your consolidated balance sheets since it appears these loans could no longer be used to satisfy your Commercial Bank’s deposit liability.

Response:

Almost all of the loans sold from the Banking Services segment to the Information Services segment are done at the origination date of the loan. Accordingly, book value always equals fair value at sale date for such transactions. In the rare case a loan is sold between segments at a date other than the loan origination date, the transaction would be recorded at fair value as required by applicable banking regulations; however, any gain or loss on the sale would be eliminated in preparation of the consolidated financial statements.

There are a number of very specific banking laws, regulations, and restrictions that govern the sale of loans between related entities. Based upon management’s understanding of such regulations, and the results of many years of regulatory examination, the Company is in compliance with such regulations in all material respects.

A primary goal of the regulations discussed in the previous paragraph is to maintain the safety and soundness of each of the entities that are a part of such a transaction on both a stand alone and consolidated basis. Therefore, the Banking Services segment and Information Services segment are each managed in such a manner that they independently comply with all applicable regulations including those relating to arms-length loan sales/purchases, allowable investments, credit quality, and liquidity. In other words, the assets and liabilities of each segment are managed so that they independently comply with all applicable banking regulations. In this regard, the Banking Services segment has many mechanisms available to support its deposit liability. The most likely sources are borrowing from other banks, raising additional deposits, and selling its own assets. However, while not very likely, the Banking Services segment could repurchase, and subsequently sell, some of the loans sold to the Information Processing segment. Accordingly, loans sold to the Information Processing segment could support the Company’s deposit liability.

Additionally, the Company’s Information Services operations are not performed by a separate subsidiary of the Company; rather, these operations are simply included as a separate component of the parent company’s (Cass Information Systems, Inc.) operations. As such, the assets, results of operations and other financial information relating to the Information Services segment, including its loans, are reported in the parent company’s financial statements. The Company separately disclosed the parent company’s balance sheets in Note 19, Condensed Financial Information of Parent Company, of the consolidated financial statements filed in the Company’s Form 10-K for the fiscal year ended December 31, 2008.

For the reasons described in the previous paragraphs, management has considered and does not believe it would be appropriate to separately classify the loans owned by the Information Services segment on the Company’s consolidated balance sheet.

H. Christopher Owings

November 10, 2009

* * * * * * * * * * * * * * *

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (314) 506-5811.

Sincerely,

/s/ P. Stephen Appelbaum
P. Stephen Appelbaum Principal Financial Officer

cc:	Robert Babula/Securities and Exchange Commission
Donna DiSilvio/Securities and Exchange Commission
Chris Chase/Securities and Exchange Commission
Mara Ransom/Securities and Exchange Commission
Eric H. Brunngraber/Cass Information Systems, Inc.
David W. Braswell/Armstrong Teasdale LLP